Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated March 29, 2019, with respect to the consolidated balance sheet of RW Holdings NNN REIT, Inc. as of December 31, 2018, the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended, and the related notes to the consolidated financial statement and schedule in Item 15(a), Schedule III - Real Estate Assets and Accumulated Depreciation and Amortization, in this Registration Statement of RW Holdings NNN REIT, Inc. for the registration of up to $800,000,000 of its Class C common stock to be filed with the Securities and Exchange Commission.

/s/ SQUAR MILNER LLP

Irvine, California
May 23, 2019